# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FrontView REIT Inc., CIK 0001988494
CUSIP: 35922N100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 McKinney Avenue, Suite L10, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 11/10/2026
Filed by CIK 0001337373
Persons authorized to receive notices and communications: Charles Fitzgerald, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 212-421-6043

## Reporting persons
- Maewyn FVR LP (CIK 0002083360): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 944,064; sole dispositive power 0; shared dispositive power 944,064; aggregate amount beneficially owned 944,064 (3.5% of the class)
- Maewyn FVR II LP (CIK 0002094782): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,764,705; sole dispositive power 0; shared dispositive power 1,764,705; aggregate amount beneficially owned 1,764,705 (6.2% of the class)
- Maewyn Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 2,708,769; sole dispositive power 0; shared dispositive power 2,708,769; aggregate amount beneficially owned 2,708,769 (9.5% of the class)
  Comment: Limited Liability Company
- Charles Fitzgerald (CIK 0001337373): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,708,769; sole dispositive power 0; shared dispositive power 2,708,769; aggregate amount beneficially owned 2,708,769 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: FrontView REIT Inc.
Address of issuer's principal executive offices: 3131 McKinney Avenue, Suite L10, Dallas, Texas (TX), 75204
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on April 6, 2026 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of FrontView REIT Inc. (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented by the following:

On November 10, 2026, Maewyn FVR II LP acquired 120,000 shares of Preferred Stock for $100 per share pursuant to the Investment Agreement, as previously described.

Maewyn FVR II LP used working capital to acquire the securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and restated by the following:

The beneficial ownership set forth herein is based on (i) 26,723,935 shares of Common Stock outstanding as of November 4, 2026 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2026 and (ii) 1,764,705 shares of Common Stock, assuming the conversion of 300,000 shares of Preferred Stock.

Maewyn FVR LP is the record holder of 944,064 shares of Common Stock and Maewyn FVR II LP is the record holder of 1,764,705 shares of Common Stock issuable upon the conversion of 300,000 shares of Preferred Stock. Mr. Fitzgerald indirectly is the sole manager of Maewyn Capital Partners LLC, which is the investment manager to each of Maewyn FVR LP and Maewyn FVR II LP. As a result, Mr. Fitzgerald and Maewyn Capital Partners LLC may be deemed to share beneficial ownership of the securities held of record by Maewyn FVR LP and Maewyn FVR II LP.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Persons have not effected any other transactions in Common Stock or Preferred Stock since Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Maewyn FVR LP: By: /s/ Charles Fitzgerald, Charles Fitzgerald, Managing Member (11/13/2026)
- Maewyn FVR II LP: By: /s/ Charles Fitzgerald, Charles Fitzgerald, Managing Member (11/13/2026)
- Maewyn Capital Partners LLC: By: /s/ Charles Fitzgerald, Charles Fitzgerald, Managing Member (11/13/2026)
- Charles Fitzgerald: /s/ Charles Fitzgerald, Charles Fitzgerald (11/13/2026)